UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing

SEC File Number: 000-28472 CUSIP Number: 25387R-40-7

(Check One):     ☒Form 10-K         ☐Form 20-F         ☐Form 11-K         ☐Form 10-Q         ☐Form N-SAR         ☐Form N-CSR

For Period Ended: December 31, 2002
    ☐ Transition Report on Form 10-K
    ☐ Transition Report on Form 20-F
    ☐ Transition Report on Form 11-K
    ☐ Transition Report on Form 10-Q
    ☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Digital Video Systems, Inc. Full Name of Registrant
N/A Former Name if Applicable
1731 Technology Drive, Suite 810 Address of Principal Executive Office (Street and Number)
San Jose, California 95110 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)     ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Digital Video Systems, Inc. ("DVS") filed a registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") on February 14, 2003 (the "Registration Statement"). On March 14, 2003, DVS received a comment letter from the SEC regarding the Registration Statement and the documents incorporated by reference therein. DVS was in the process of preparing its Form 10-K for the year ended December 31, 2002 at the time it received the SEC comment letter. Many of the comments in the SEC comment letter must be addressed in the Form 10-K for the year ended December 31, 2002. Because of the timing of the SEC comment letter and the effort and expense required to address these issues, DVS will be unable to file its Form 10-K for the year ended December 31, 2002 by March 31, 2003. DVS estimates that it will file its Form 10-K for the year ended December 31, 2002 on or before the fifteenth calendar day following the prescribed due date.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jae K. Kim, Esq. (Name) (650) 493-9300 (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒    Yes     ☐    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐    Yes     ☒    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Digital Video Systems, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2003

By: /s/ Douglas T. Watson
Douglas T. Watson
Chief Executive Officer